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Suite 3120, Park Place,
666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

FINANCIAL STATEMENTS

Complete this form only if you would like to receive financial statements by mail.

Aurizon Mines Ltd. provides information to the press on the day that our financial results are announced and also posts its financial statements on its website at  www.aurizon.com.   Because of this, many of our shareholders do not wish to receive copies of the financial statements by mail.  By mailing these reports only to those shareholders who want them, your company can achieve savings in both paper usage and expense.  Shareholders may elect to receive financial statements by mail by completing and returning this form.  Aurizon will use the information collected solely for the mailing of such financial statements.  Please mark an "X" in the box below only if you wish to receive financial statements by mail (mark all that apply).  See opposite page for alternative to elect to receive notification of financial statements electronically.

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YES, I WISH TO RECEIVE INTERIM FINANCIAL STATEMENTS BY MAIL AT THE ADDRESS BELOW.

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YES, I WISH TO RECEIVE ANNUAL FINANCIAL STATEMENTS BY MAIL AT THE ADDRESS BELOW.

If this form is not returned to the address above, we will assume you DO NOT wish to receive financial reports by mail.  (You will continue to receive proxy material.)

Shareholder(s) Name & Mailing Address

NAME OF AURIZON MINES LTD. SHAREHOLDER(S) (Please print clearly)

STREET ADDRESS OF SHAREHOLDER(S)

CITY/TOWN	PROVINCE/STATE	POSTAL CODE

DUPLICATE MAILINGS – have you received duplicate copies?

If you have received more than one copy of this package, it could be because you are registered on the share register in more than one way.  If so, it would help us to reduce multiple mailings if you could request us to consolidate your accounts by marking an "X" in the box below and returning this form.  Please note, however, that this consolidation may not be possible if, for example, you hold shares registered in your own name and also hold shares that are registered in your broker's name.

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YES, I HAVE RECEIVED MORE THAN ONE COPY OF THE PACKAGE AND HEREBY REQUEST THAT YOU CONSOLIDATE MY ACCOUNTS IN AURIZON MINES LTD.'S SHARE REGISTER.

2008 Supplemental Request Forms

Suite 3120, Park Place,
666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

FINANCIAL STATEMENTS
Complete this form only if you would like to receive notification of financial statements by email.

Aurizon Mines Ltd. provides information to the press on the day that our financial results are announced and also posts its financial statements on its website at www.aurizon.com.  Because of this, many of our shareholders do not wish to receive copies of the financial statements.  However, shareholders may elect to receive notification of financial statements electronically by completing and returning this form.  Once Aurizon has filed the documents with securities regulators, Aurizon will notify those shareholders that wish to receive notification of interim and/or annual financial statements electronically that the document is available at Aurizon’s website at www.aurizon.com    Aurizon will use the information collected solely for the notification of such financial statements.  Please mark an "X" in the box below only if you wish to receive notification of financial statements by email (mark all that apply).  See opposite page for alternative to elect to receive financial statements by mail.

☐

YES, I WISH TO RECEIVE NOTIFICATION OF INTERIM FINANCIAL STATEMENTS BY EMAIL AT THE ADDRESS BELOW.

☐

YES, I WISH TO RECEIVE NOTIFICATION OF ANNUAL FINANCIAL STATEMENTS BY EMAIL AT THE ADDRESS BELOW.

If this form is not returned to the address above, we will assume you DO NOT wish to receive notification of financial reports by email.

Shareholder(s) Name & Email Address

NAME OF AURIZON MINES LTD. SHAREHOLDER(S) (Please print clearly)

EMAIL ADDRESS OF AURIZON MINES LTD. SHAREHOLDER(S)

2008 Supplemental Request Forms